United States
Securities and Exchange Commission

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the
Securities Exchange Act of 1934

For the month of

June 2018

Vale S.A.

Praia de Botafogo 186, 7th to 19th floor,

22250-145, Rio de Janeiro, RJ, Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

(Check One) Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)

(Check One) Yes ☐ No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)

(Check One) Yes ☐ No ☒

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

(Check One) Yes ☐ No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b). 82-.

RATIO OF EARNINGS TO FIXED CHARGES

	Year ended December 31,										Three months ended March 31,
	2013		2014		2015		2016		2017		2017		2018(2)
	(US$ million)
Income before income taxes and equity results	US$	9,350	US$	2,354	US$	(16,885)	US$	8,895	US$	7,911	US$	3,299	US$	2,341
Fixed charges:
Interest costs — capitalized	235		588		761		653		370		103		60
Interest costs — expensed	1,320		1,139		886		1,115		1,327		349		276
	1,555		1,727		1,647		1,768		1,697		452		336
Amortization of capitalized interest	77		90		105		131		146		48		51
Distributed income of equity investees	834		568		318		193		227		0		10
	11,897		4,739		(14,815)		10,987		9,981		3,641		2,923
Less: interest capitalized	(235)		(588)		(761)		(653)		(370)		(103)		(60)
	US$	11,662	US$	4,151	US$	(15,576)	US$	10,334	US$	9,611	US$	3,538	US$	2,863
Ratio of earnings to combined fixed charges(1)	7.45		2.40		(9.46)		5.85		5.66		8.18		7.97

(1) For the year ended December 31, 2015, earnings available for fixed charges were inadequate to cover total fixed charges. The amount of the deficiency was US$17,223.

(2) Financial information for the three months ended March 31, 2018 has been prepared in accordance with IFRS 15, which we adopted beginning on January 1, 2018 using the modified retrospective method..  Annual financial information and financial information for the three months ended March 31, 2017 does not reflect IFRS 15.

RECENT DEVELOPMENTS

COBALT STREAMING TRANSACTION

On June 11, 2018, Vale concluded separate agreements with Wheaton Precious Metals Corp (Wheaton) and with Cobalt 27 Capital Corp. (Cobalt 27) to sell an aggregate total of 75% cobalt stream with reference to the cobalt by-product to be delivered from January 1, 2021, which encompasses the ramp-down from the existing Voisey’s Bay mine (Voisey’s Bay) and from the Voisey’s Bay underground mine expansion project (VBME), for a total upfront payment of US$690 million plus additional payments of 20%, on average, of cobalt prices upon delivery, as detailed below.

The streaming deal enables development of VBME, Vale’s first significant investment announcement in recent years.  The transaction substantially improves the financial returns on invested capital of VBME to more than 35% p.a. at market consensus prices.  It is aligned with Vale’s rigorous capital allocation process in which projects must be capable to generate returns at current price levels, instead of depending upon future price expectations.

The upfront payment of US$690 million will be paid in its entirety upon closing of the transaction with US$390 million to be paid by Wheaton and US$300 million to be paid by Cobalt 27, and it is equivalent to 40% of the estimated VBME nominal capex of US$1.7 billion.

Vale remains exposed to approximately 40% of future cobalt production from Voisey’s Bay, through Vale’s retained interest in 25% of cobalt production and the approximately 20% additional payments on the 75% cobalt stream. The cobalt stream is consistent with Vale’s strategy to preserve optionality in nickel, a key input into electric vehicles. VBME will extend the mine life of Voisey’s Bay, granting Vale access to nickel, copper and cobalt reserves and, thus, increasing to an estimated annual production of around 45 kt of nickel, on average, about 20 kt of copper and about 2.6 kt of cobalt, in total.

In order to secure a smooth transition from the open pit to the underground mine, nickel production from Voisey’s Bay mine will be maintained at 38 ktpa from 2018 to 2020, ramping up to 45-50 ktpa of nickel contained in concentrate from 2024 onwards.

The transaction

Vale will receive an initial cash payment of US$690 million (Upfront Payment), comprised of US$390 million from Wheaton and US$300 million from Cobalt 27. Cobalt 27 and Wheaton will make additional payments of 18% of the cobalt Metal Bulletin price for each pound of finished cobalt until the Upfront Payment has been fully depleted, after which the additional payments will increase to 22% of the cobalt reference market price. The additional payments will amount to approximately 20%, on average, of the cobalt Metal Bulletin price for each pound of finished cobalt delivered to Cobalt 27 and Wheaton under the agreements. Therefore, from January, 2021 onwards, Wheaton will be entitled to receive finished cobalt equivalent to 42.4% of the future cobalt production from Voisey’s Bay and Cobalt 27 will be entitled to receive finished cobalt equivalent to 32.6% of the future cobalt production from Voisey’s Bay. The streamed percentages will be halved after the delivery of approximately 54.8 million pounds of cumulative cobalt to Cobalt 27 and Wheaton. As a result of this step down in the stream percentage, both Vale and the buyers are exposed to additional exploration upside at Voisey’s Bay.

Through the streaming transactions Cobalt 27 and Wheaton are entitled to an amount of finished cobalt equivalent to a percentage of the cobalt by-products from VBME and, thus, share the production and geological risks after development and ramp-up, both on the upside and on the downside. As the underground mine is undeveloped, Vale granted a completion guarantee in relation to the VBME project, to be measured by the throughput rate from the underground mine in 2025. The completion guarantee is under Vale’s control, given that licenses, contractors and suppliers have been secured for developing the VBME project.

The transaction unlocks important EV optionality for Vale and is consistent with Vale’s rigorous discipline of capital allocation, as it reduces the financial risks of the VBME project.

CLOSING OF NITROGEN AND PHOSPHATE ASSETS IN CUBATÃO

On May 15, 2018, we completed the sale of our subsidiary Vale Cubatão Fertilizantes Ltda., which owns and operates the nitrogen and phosphate assets located in Cubatão, Brazil, to Yara Brasil Fertilizantes SA.  We received a total consideration of US$255 million in cash.

UPDATE ON MINISTRY OF LABOR PROCEEDING

As disclosed in our annual report on Form 20-F, in February 2015, following an inspection by the Federal Labor Ministry (the “Ministry”) at the facilities of Ouro Verde Locação e Serviços S.A. (“Ouro Verde”) — an unrelated company that provided transportation services to Vale in the Brazilian state of Minas Gerais — the Ministry accused Ouro Verde of failing to comply with certain obligations relating to health, safety, overtime and other labor matters.  Based on its interpretation of the law, the Ministry also accused Ouro Verde of submitting its employees to working conditions considered “analogous to slavery”.  The Ministry further argued that Vale’s outsourcing of such transportation services was illegal and extended to Vale the charges brought against Ouro Verde.

As disclosed in our Formulário de Referência filed with the Brazilian Securities and Exchange Commission on May 29, 2018, Vale’s administrative defense to the Ministry was rejected.  Accordingly, in 2016, Vale challenged the Ministry’s findings before the labor court in the city of Belo Horizonte and obtained an injunction that barred the Ministry from imposing fines against Vale until a final judgment of its judicial challenge.  In May 2018, the labor court issued a preliminary ruling against Vale, while reaffirming that the Ministry may not impose fines in connection with its charges, pending a final judgment.  Vale will appeal the court’s preliminary decision and will continue to challenge the Ministry’s charges.  An adverse final judgment could result in financial and reputational damages to Vale, especially if the Ministry includes Vale in the public record of companies that conduct employment practices analogous to slavery.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

VALE S.A.

	By:	/s/ André Figueiredo
André Figueiredo
Director of Investor Relations
Date: June 19, 2018